Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: September 2006

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F    X                Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                            No  X
                      -----                         ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index

1. September 27, 2006 German Press Release - SGL Carbon Increases Graphite Electrode Prices

2. September 13, 2006 German Press Release - Statement (re Morgan Crucible)

3. August 28, 2006 German Press Release - SGL Carbon constructing integrated carbon/graphite site in Malaysia

                                                                       Exhibit 1

SGL Carbon increases Graphite Electrode prices

Wiesbaden, September 27, 2006. SGL Carbon announces today the following new prices for its Graphite Electrodes effective October 1st, 2006 for all new business:

Europe:

o     Regular-size Graphite Electrodes:        4210 (euro)/MT
o     Extra-size Graphite Electrodes:          4480 (euro)/MT

Americas, Asia (excluding China*), Near Middle East and Africa:

o     For regular-size Graphite Electrodes:    2,33 US$/lb       (5135 US-$/mt)
o     For extra-size Graphite Electrodes:      2,48 US$/lb       (5470 US-$/mt)


Regular-sized is defined as: diameter 14" (350 mm) - 24" (600 mm)
Extra-sized is defined as: diameter 26" (650 mm) - 30" (750 mm)

These prices will be applicable for all new orders received from October 1st, 2006 and for shipments through December 31, 2007.

This price increase for Graphite Electrodes is due to significant cost increases for needle coke, pitch and energy (electricity, gas).

* Pricing in China is the sole responsibility of the joint venture between SGL Carbon and Tokai in Shanghai (STS).

Forward-looking statements:
This press release contains forward-looking statements. These statements reflect the current belief of SGL Carbon's management as well as assumptions made by, and information available to, the SGL Group. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual future results and developments could differ materially from those set forth in these statements due to various factors. These factors include changes in the general economic and competitive situation, particularly in SGL Carbon's businesses and markets; changes resulting from acquisitions and the subsequent integration of companies; and changes resulting from restructuring measures. In addition, future results and developments could be affected by the performance of financial markets; fluctuations in exchange rates; changes in national and supranational law, particularly with regard to tax regulations; and other risks and uncertainties, including those detailed in SGL Carbon's filings with the U.S. Securities and Exchange Commission. SGL Carbon assumes no obligation to update forward-looking statements.

For further information, please contact:
Corporate Communications / Media Relations / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de

                                                                       Exhibit 2

SGL CARBON: Statement

Wiesbaden, September 13, 2006. In view of recent speculation in the press and financial markets, SGL Carbon wishes to clarify that it does not intend to make an offer for Morgan Crucible.

Forward-looking statements:
This document contains opinions on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The opinions on future developments are not to be taken as guarantees. Rather, the future developments and occurrences are dependent on a multitude of factors, they include different risks and imponderables and are based on assumptions which may prove to be inaccurate. These include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and imponderables. We see further risks in, amongst other things, price developments, unforeseeable events in terms of acquired companies and Group companies, as well as with the current cost optimization programs. SGL Carbon does not intend to update these opinions on future developments.


Your contact:
SGL Carbon AG / Corporate Communications / Media Relations / Stefan Wortmann Phone : +49 611 60 29 105 / Fax : +49 611 60 29 101 / Mobile : +49 170 540 2667
E-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de

                                                                       Exhibit 3

SGL Carbon constructing integrated carbon/graphite site in Malaysia

o     Initial step planned for 30,000 tons graphite electrodes production

Wiesbaden (Germany) / Kuala Lumpur (Malaysia), August 28, 2006. SGL Carbon will initiate construction of a carbon and graphite hub in Malaysia at the end of 2006. The Company anticipates a total investment of (euro)150 million to
(euro)200 million over several years. The first step will be a 30,000 tons graphite electrodes plant for which the initial phase will involve (euro)50 million investment which is included in the already communicated capital expenditure program of SGL Carbon from 2006 to 2008. The start up of the first production stages will begin late 2008. Construction is about to commence following final contractual clarification of some issues with local authorities and suppliers. This is the first new construction of a graphite electrode production plant in 25 years by one of the industry's leading manufacturers.

SGL Carbon decided on the Malaysia location due to the growing demand by the steel industry in Asia for graphite electrodes, as well as its position as market leader in the ASEAN region. The new factory in Banting Selangor will be the most cost efficient production plant in the world with the highest state-of-the-art technology in the industry based on SGL Carbon's best practices worldwide. The Company is thereby optimizing its global production infrastructure for carbon and graphite products and thus continuing to expand its position as a global cost leader. SGL Carbon is committed to its main objective of margin improvement whilst continuing to maintain its high market share in the region.

"We have large, growing, and loyal customers in the region. We want to move closer to them and grow with them. This will result in benefits in logistics and current assets on both sides," said Robert Koehler, CEO of SGL Carbon.

The graphite electrode capacity in Malaysia can be expanded up to 60,000 tons as required by the market. As part of the overall investment of (euro)150 million to (euro)200 million, SGL Carbon is in the planning stage to develop the Malaysian hub to manufacture its carbon and graphite product portfolio.

This information was published today during the visit of the German Economic Delegation in Kuala Lumpur (Malaysia) on the occasion of a meeting with the Malaysian Minister for International Trade and Industry, Rafidah Aziz. The German Delegation was headed by the German Minister for Economics and Technology, Michael Glos.

Forward-looking statements:
This document contains opinions on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The opinions on future developments are not to be taken as guarantees. Rather, the future developments and occurrences are dependent on a multitude of factors, they include different risks and imponderables and are based on assumptions which may prove to be inaccurate. These include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and imponderables. We see further risks in, amongst other things, price developments, unforeseeable events in terms of acquired companies and Group companies, as well as with the current cost optimization programs. SGL Carbon does not intend to update these opinions on future developments.


Your contact:
SGL Carbon AG / Corporate Communications / Media Relations / Stefan Wortmann Phone : +49 611 60 29 105 / Fax : +49 611 60 29 101 / Mobile : +49 170 540 2667
E-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              SGL CARBON Aktiengesellschaft



Date: September 29, 2006                By:   /s/ Robert J. Kohler
                                              ------------------------------
                                              Name:    Robert J. Koehler
                                              Title:   Chairman of the Board of
                                                       Management


                                        By:   /s/ Sten Daugaard
                                              ------------------------------
                                              Name:    Mr. Sten Daugaard
                                              Title:   Member of the Board of
                                                       Management